FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 02 November, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 02 November 2020
Unification of Corporate Structure– Court Approval

Exhibit 99

Unification of Unilever's Corporate Structure - Court Approval

London/Rotterdam, 2 November 2020

Unilever announces that the UK High Court has today approved the Cross-Border Merger between Unilever PLC and Unilever NV, pursuant to Regulation 16 of The Companies (Cross-Border Mergers) Regulations 2007. Upon the Cross-Border Merger becoming effective, Unilever's existing dual-parent holding company structure will be unified and Unilever PLC will become the single parent company of the Unilever Group ("Unification").

Subject to the terms of the order of the UK High Court, the Cross-Border Merger and Unification are expected to become effective on 29 November 2020, upon which NV Shareholders and NV NYRS Holders (excluding Withdrawing Shareholders) will receive one New PLC Share or New PLC ADS in exchange for each NV Share or NV NYRS held. The expected timetable of principal events for the implementation of Unification is as follows:

Principal events	Expected time and/or date
Last day for dealings in, and for registration of, transfers of, the NV Shares and NV NYRSs	27 November 2020
CBM Effective Date*	29 November 2020
Admission of the New PLC Shares on the LSE's Main Market	8.00 a.m. (London time) on 30 November 2020
Listing of PLC Shares (including the New PLC Shares) and start of conditional dealings in the PLC Shares on Euronext in Amsterdam	30 November 2020
Commencement of dealings of the New PLC Shares on the LSE	30 November 2020
Admission of New PLC ADSs to the NYSE and commencement of dealings in New PLC ADSs on the NYSE	8.30 a.m. (New York time) on 30 November 2020
Commencement of unconditional dealing in the PLC Shares on Euronext in Amsterdam and crediting of New PLC Shares to the Euroclear Nederland accounts of NV Shareholders	2 December 2020
Last day for despatch of share certificates in respect of New PLC Shares to NV Shareholdersholding shares in registered form	6 December 2020
Last day for payment of Cash Compensation toWithdrawing Shareholders	11 December 2020

*Pursuant to the order of the UK High Court, Unilever PLC and Unilever NV have provided undertakings to the UK High Court that a further announcement will be made should the Boards under the terms of such order determine, prior to 29 November 2020, not to proceed with Unification on the basis that it would no longer be in the best interests of Unilever PLC, Unilever NV and their shareholders and other stakeholders as a whole due to actual or potential changes in tax legislation in the Netherlands.

Full details of the terms of Unification are set out in the Circular published on 10 August 2020. Capitalised terms used but not defined in this announcement have the meanings set out in the Circular.

For further information, please contact:

Enquiries Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom	Unilever NV Weena 455 3013 AL Rotterdam The Netherlands

Media: Media Relations team			Investors: Investor Relations team
UK	+44 78 2527 3767	lucila.zambrano@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
	+44 77 7999 9683	JSibun@tulchangroup.com

NL	+31 10 217 4844	els-de.bruin@unilever.com
	+31 62 375 8385	marlous-den.bieman@unilever.com

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences. Unilever's ability to innovate and remain competitive. Unilever's investment choices in its portfolio management. the effect of climate change on Unilever's business. Unilever's ability to find sustainable solutions to its plastic packaging. significant changes or deterioration in customer relationships. the recruitment and retention of talented employees. disruptions in our supply chain and distribution. increases or volatility in the cost of raw materials and commodities. the production of safe and high quality products. secure and reliable IT infrastructure. execution of acquisitions, divestitures and business transformation projects. economic, social and political risks and natural disasters. financial risks. failure to meet high and ethical standards. and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.
The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of Unilever PLC should only be made on the basis of information that is contained in the prospectus published by Unilever PLC on 10 August 2020 (the "Prospectus"). The Prospectus contains detailed information about Unilever PLC and its management, as well as financial statements and other financial data.  A copy of the Prospectus is available on the website of the Unilever Group at www.unilever.com/unification/documents. It may be unlawful to distribute these materials in certain jurisdictions. References to information and/or documents that are available on the Unilever Group's website are included in this announcement as an aid to their location. Such information or the contents of any such documents are not incorporated by reference in, and do not form part of, this announcement.